For the period ended (a) September 30, 1998
File number (c) 811-7343

                        SUB-ITEM 77J

            Restatement of Capital Share Account

       Prudential Investment Portfolios, Inc. Prudential Jennison Growth Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The Series reclassified net operating losses and adjustments due to acquisition. The effect of applying this statement was to decrease accumulated net investment loss by $6,754,609, decrease accumulated net realized gains on investments by $3,517,586 and decrease paid-in capital by $3,237,023. Net investment income, net realized gains and net assets were not affected by this change.